Exhibit (a)(6)
Subject: Important Notice Regarding the Stock Option Repurchase Offer
Dear Power Integrations Employee:
     We wanted to send you this notice to remind you that the deadline of December 31, 2008 (11:59 p.m., Eastern Time) is approaching for you to elect to participate in the stock option repurchase program. If you wish to participate in the offer to tender your eligible options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on December 3, 2008 and amended on December 8, 2008 (the “offering materials”), you must complete and return the Letter of Transmittal to us in accordance with the instructions contained in the accompanying offering materials.
     Note that your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms.
     If you have any questions about this offer or the attached documents, please contact Power Integrations by email at to@powerint.com, or via mail or courier to Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly. Power Integrations will attempt to respond to all questions.